FILE No.
82-4221

SUPPL

03032210

ALOAK™ **NewsRelease**

Internet Solutions for Small Business

Election of Directors

Calgary AB – September 10, 2003 - Aloak Corp. ("Aloak") is pleased to announce that the shareholders re-elected Messrs. Clyde Beattie, Gregory Smith, Mark Stirling, Bruce Attridge and Jack Ross as Directors of the Corporation at the Annual & Special Meeting held on September 9, 2003.

Mr James Devonshire did not stand for re-election and Aloak would like to thank him for his past services.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: **www.aloak.ca**

Corporate Information: www.aloak.ca/about

Email: **irelations@aloak.ca**

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

dlw 9/29

ALOAK CORP.

INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
March 31, 2003

#300, 340-12th Avenue S.W.
Calgary, Alberta
T2R 1L5
Phone: (877) 525-6252
Fax: (403) 262-3917
Website: www.aloak.ca

ALOAK CORP
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited - Prepared by Management)

		March 2003		September 30 2002
ASSETS				
CURRENT				
Cash and cash equivalents	$	19,132	$	4,733
Accounts receivable		69,823		64,453
Prepaid expenses		51,054		45,378
		140,009		114,564
INTANGIBLE ASSETS		117,675		119,975
PROPERTY, PLANT AND EQUIPMENT		106,118		124,162
	$	363,802	$	358,701
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	301,821	$	272,051
Note Payable		-		33,500
Deferred revenue		92,495		72,481
Short-term debt of subsidary		60,725		62,675
		455,040		440,707
LONG-TERM				
Convertible debentures (Note 4)		213,500		-
Advance from related party		100,000		100,000
		768,540		540,707
SHAREHOLDERS' EQUITY				
SHARE CAPITAL(Note 3)		1,115,280		1,115,280
DEFICIT		(1,520,018)		(1,297,286)
		(404,738)		(182,006)
	$	363,802	$	358,701

Going Concern (note 1)

See accompanying notes to financial statements

Approved on behalf of the Board

"Clyde Beattie" Clyde Beattie, Director

"Gregory Smith" Gregory Smith, Director

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIOD ENDED MARCH 31
(Unaudited - Prepared by Management)

	Current Period Three Months Ended 2003	Current Period Three Months Ended 2002	Year To Date Period Six Months Ended 2003	Year To Date Period Six Months Ended 2002
REVENUE	$ 130,497	$ 92,068	$ 247,503	$ 195,268
EXPENSES				
Selling, general and administrative	134,636	107,365	299,230	279,425
Project and systems operation	83,166	79,316	143,679	149,470
Reporting to shareholders	2,222	3,143	2,457	5,934
Stock exchange and transfer agent fees	2,466	2,138	3,975	3,425
Amortization	10,454	19,300	20,894	38,421
	232,944	211,262	470,235	476,675
NET LOSS FOR THE PERIOD	(102,447)	(119,194)	(222,732)	(281,407)
DEFICIT, beginning of period	(1,417,571)	(765,956)	(1,297,286)	(603,743)
DEFICIT, *end of period*	$ (1,520,018)	$ (885,150)	$ (1,520,018)	$ (885,150)
LOSS PER SHARE - basic and fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to financial statements

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE PERIOD ENDED MARCH 31
(Unaudited - Prepared by Management)

	Current Period Three Months Ended 2003	Current Period Three Months Ended 2002	Year To Date Period Six Months Ended 2003	Year To Date Period Six Months Ended 2002
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Loss for the period	$ (102,447)	$ (119,194)	$ (222,732)	$ (281,407)
Add non-cash items				
Amortization	10,454	19,300	20,894	38,421
	(91,993)	(99,894)	(201,838)	(242,986)
Net change in non-cash working capital items	27,525	73,556	38,504	37,162
	(64,468)	(26,338)	(163,334)	(205,824)
CASH USED IN INVESTING ACTIVITIES				
Acquisition of property, plant and equipment	-	-	(551)	(1,884)
Deferred development costs		(7,407)	-	(7,407)
	-	(7,407)	(551)	(9,291)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES				
Convertible debenture	80,000	-	180,000	-
Short term loan	-	10,000	(1,716)	-
Increase of share capital	-	59,000	-	59,000
	80,000	69,000	178,284	59,000
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	15,532	35,255	14,399	(156,115)
CASH AND CASH EQUIVALENTS:				
Beginning of period	3,600	5,869	4,733	197,239
End of period	$ 19,132	$ 41,124	$ 19,132	$ 41,124

See accompanying notes to financial statements

c) Warrants

At March 31, 2003 the Corporation had no outstanding warrants. During the six months ended March 31, 2003, 5,300,000 warrants expired on February 19, 2003.

d) Options

During the six months ended March 31, 2003 no options were granted, cancelled or exercised. The following summarizes stock options outstanding at March 31, 2003.

Expiry Date	Number of options	Exercise Price
April 8, 2005	250,000	$ 0.10
November 26, 2004	190,000	$ 0.10
February 20, 2004	3,980,000	$ 0.10
	4,420,000	

e) Escrow shares

24,783,290 common shares were held in escrow as at March 31, 2003.

4 Convertible debentures

On March 13, 2003 the Corporation issued convertible debentures of $213,500. The debentures shall bear interest at 11%, are secured by the assets of the corporation and are due five years from the date of issue.

Holders of the debentures shall have the option to convert some or all of the outstanding debentures into units, each of which consists of one common share and one purchase warrant, at a price of $0.10 per unit for the first two years from the date of issue; $0.11 per unit for the third year from the date of issue; $0.12 per unit for the fourth year from the date of issue; and $0.13 per unit for the fifth year from the date of issue.

At any time from the date of issue of the debentures, and following conversion of the debentures into units, holders of the share purchase warrants shall have the option to exercise them for common shares of the Corporation at a price of $0.10 per share if exercised in the first year or $0.11 per share if exercised in the second year from the date of issue of the debentures. The warrants shall expire on the date that is two years from the date of issue of the debentures. At any time after two years from the date of issue, the debentures shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

FILE No.
82-4221

ALOAK CORP.

INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2003

#300, 340-12th Avenue S.W.
Calgary, Alberta
T2R 1L5
Phone: (877) 525-6252
Fax: (403) 262-3917
Website: www.aloak.ca

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIOD ENDED JUNE 30
(Unaudited - Prepared by Management)

	Current Period Three Months Ended		Year To Date Period Nine Months Ended	
	2003	**2002**	**2003**	**2002**
REVENUE	$ 122,103	$ 95,632	$ 369,606	$ 290,900
EXPENSES				
Selling, general and administrative	81,130	65,072	380,360	344,498
Project and systems operation	73,284	66,380	216,963	215,849
Reporting to shareholders	930	4,841	3,387	10,776
Stock exchange and transfer agent fees	1,068	1,303	5,043	4,727
Amortization	10,493	19,547	31,387	57,968
	166,905	157,143	637,140	633,818
NET LOSS FOR THE PERIOD	(44,802)	(61,511)	(267,534)	(342,918)
DEFICIT, beginning of period	(1,520,018)	(885,150)	(1,297,286)	(603,743)
DEFICIT, end of period	$ (1,564,820)	$ (946,661)	$ (1,564,820)	$ (946,661)
LOSS PER SHARE - basic and fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to financial statements

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE PERIOD ENDED JUNE 30
(Unaudited - Prepared by Management)

	Current Period Three Months Ended 2003	Current Period Three Months Ended 2002	Year To Date Period Nine Months Ended 2003	Year To Date Period Nine Months Ended 2002
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Loss for the period	$ (44,802)	$ (61,511)	$ (267,534)	$ (342,918)
Add non-cash items				
Amortization	10,493	19,547	31,387	57,968
	(34,309)	(41,964)	(236,147)	(284,950)
Net change in non-cash working capital items	3,810	(20,601)	42,314	6,561
	(30,499)	(62,565)	(193,833)	(278,389)
CASH USED IN INVESTING ACTIVITIES				
Acquisition of property, plant and equipment	(2,596)	(7,223)	(3,147)	(9,107)
Deferred development costs		-	-	(7,407)
	(2,596)	(7,223)	(3,147)	(16,514)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES				
Convertible debenture	-	100,000	180,000	100,000
Short term loan	-	-	(1,716)	10,000
Increase of share capital	-	-	-	59,000
	-	100,000	178,284	169,000
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(33,095)	30,212	(18,696)	(125,903)
CASH AND CASH EQUIVALENTS:				
Beginning of period	19,132	41,124	4,733	197,239
End of period	$ (13,963)	$ 71,336	$ (13,963)	$ 71,336

See accompanying notes to financial statements

1 Nature of operations and basis of preparation

Aloak Corp. provides a range of e-commerce products and services to it's Canadian business clients including information technology consulting services, domain registration and application service provider products.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Accounting policies

a) These notes are provided as supplementary disclosure to the consolidated financial statements but do not conform in all respects with the disclosure requirements of the Canadian Institute of Chartered Accountants (CICA) for annual financial statements. These statements should be read in conjunction with the most recent annual consolidated financial statements of the Corporation.

b) These consolidated financial statements follow the same accounting policies and methods as the most recent annual financial statements of the Corporation.

c) These consolidated financial statements include operations and balances of the Corporation's wholly owned subsidiaries, Aloak Inc. and ISMG Inc.

d) Stock based compensation

The Corporation has granted stock options and no compensation expense is recognized for these options when stock options are issued. Any consideration paid to the Corporation on the exercise of stock options is credited to share capital. Effective January 1, 2002, the CICA introduced Section 3870, "Stock-based compensation and other stock-based payments." This standard requires companies to disclose the impact on earnings as if the fair value based method of accounting for employee stock options plans had been issued. No options have been issued during the quarter therefore no fair value determination is disclosed.

3 Share capital

a) Authorized

Unlimited number of common shares without par value.

b) Issued

Issued 58,226,057 common shares.

c) Warrants

At June 30, 2003 the Corporation had no outstanding warrants. During the nine months ended June 30, 2003, 5,300,000 warrants expired on February 19, 2003.

d) Options

During the nine months ended June 30, 2003, 1,000,000 stock options were granted on June 17, 2003. These options are subject to shareholder approval of the 2003 Option Plan at the Annual & Special Meeting on September 9, 2003. No options were cancelled or exercised. The following summarizes stock options outstanding at June 30, 2003.

Expiry Date	Number of options	Exercise Price
April 8, 2005	250,000	$ 0.10
November 26, 2004	190,000	$ 0.10
February 20, 2004	3,980,000	$ 0.10
June 15, 2006	1,000,000	$ 0.10
	5,420,000	

e) Escrow shares

24,783,290 common shares were held in escrow as at June 30, 2003.

4 Convertible debentures

On March 13, 2003 the Corporation issued convertible debentures of $213,500. The debentures shall bear interest at 11%, are secured by the assets of the corporation and are due five years from the date of issue.

Holders of the debentures shall have the option to convert some or all of the outstanding debentures into units, each of which consists of one common share and one purchase warrant, at a price of $0.10 per unit for the first two years from the date of issue; $0.11 per unit for the third year from the date of issue; $0.12 per unit for the fourth year from the date of issue; and $0.13 per unit for the fifth year from the date of issue.

At any time from the date of issue of the debentures, and following conversion of the debentures into units, holders of the share purchase warrants shall have the option to exercise them for common shares of the Corporation at a price of $0.10 per share if exercised in the first year or $0.11 per share if exercised in the second year from the date of issue of the debentures. The warrants shall expire on the date that is two years from the date of issue of the debentures. At any time after two years from the date of issue, the debentures shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.